UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Atmel Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
049513104
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Stock)

Patrick Reutens
Chief Legal Officer and Secretary
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131
(408) 441-0311
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jose F. Macias, Esq.
David S. Thomas, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

FORM OF E-MAIL TO EMPLOYEES HOLDING DISCOUNTED STOCK OPTIONS
RE:	Important Message About Your Stock Options
     At Atmel’s Annual Meeting of Stockholders held last Wednesday, July 25, 2007, our stockholders approved an amendment to our 2005 Stock Plan to permit us to commence a “409A exchange offer” in connection with every option that was unvested, in whole or in part, as of December 31, 2004 and that had a per share exercise price that was less than the fair market value per share of our common stock, as determined for purposes of Internal Revenue Code Section 409A, on its grant date (we refer to the portion unvested on December 31, 2004 as the “eligible discount option”).
     The 409A exchange offer, as defined by the 2005 Stock Plan, as amended, allows our Board of Directors or Compensation Committee, in their sole discretion, to offer to each optionee who holds an eligible discount option one or more of the following choices:
•	if the optionee exercised any eligible discount option (or portion thereof) in 2006, then the optionee may elect to amend the unexercised portion of each eligible discount option such that the exercise price of the option will be increased to the fair market value per share of our common stock, as determined for purposes of Internal Revenue Code Section 409A, on its grant date; or

•	if the optionee was granted an eligible discount option, but did not exercise any eligible discount option in 2006 or 2007, then the optionee may be given the choice to elect to amend the unexercised portion of each eligible discount option to change the option expiration date identified in the original grant agreement so that the option is exercisable only in a particular calendar year after 2007; and/or the optionee may be given the choice to elect to amend the eligible portion of each discount option such that the exercise price of the option will be increased to the fair market value per share of our common stock, as determined for purposes of Internal Revenue Code Section 409A, on its grant date.
     Until the 409A exchange offer commences, SEC rules limit our ability to discuss the specifics and timing of the offer with you further. We are diligently working to finalize the 409A exchange offer and will provide you with additional information as soon as possible.
IMPORTANT INFORMATION
THIS E-MAIL IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO AMEND WILL ONLY BE MADE PURSUANT TO AN OFFER TO AMEND AND RELATED MATERIALS THAT ATMEL INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AS PART OF A TENDER OFFER STATEMENT ON THE DATE OF COMMENCEMENT OF THE TENDER OFFER. OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE TENDER OFFER SHOULD READ THE TENDER OFFER STATEMENT AND THE RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. OPTION HOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE RELATED MATERIALS FREE OF CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ATMEL.